QEP MIDSTREAM PARTNERS, LP

1050 17th Street, Suite 500

Denver, Colorado 80265

July 31, 2013

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom Division of Corporation Finance

Re:	QEP Midstream Partners, LP Pre-effective Amendment No. 2 to Registration Statement on Form S-1 Filed July 26, 2013 File No. 333-188487

Ladies and Gentlemen:

Set forth below are the responses of QEP Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2013, with respect to the pre-effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1, File No. 333-188487, filed with the Commission on July 26, 2013 (the “Registration Statement”). In connection with filing our response letter dated July 26, 2013 (“Response Letter”) with respect to Amendment No. 2, we supplementally included as Exhibit A to the Response Letter certain valuation pages that included unit counts, valuation and other pricing related information (the “Valuation Pages”).

For your convenience, each response is prefaced by the text substantially similar to the Staff’s comment in bold text. All references to page numbers and captions correspond to the marked copy of the revised Valuation Pages that we are submitting confidentially with this letter.

Exhibit A

Use of Proceeds, page 56

1. Please tell us how the amounts presented as the increase or decrease in net proceeds attributable to an increase or decrease of 1.0 million common units sold, together with a concurrent increase or decrease of $1.00 in the assumed public offering price per common unit, were derived.

QEP Midstream Partners, LP

July 31, 2013

Response: We acknowledge the Staff’s comment and have attached as Exhibit A to this letter a spreadsheet showing how the sensitivity analysis was calculated on page 56 of the Valuation Pages.

Dilution, Page 58

2. Please revise to disclose that pro forma net tangible book value before and after the offering excludes the amount of equity attributable to the Non-controlling Interest.

Response: We have revised the Valuation Pages accordingly. Please see Exhibit B.

3. Your tabular calculation of dilution includes a decrease in net tangible book value per unit attributable to purchasers in the offering. It appears that you have included the amount of the decrease attributable to the distribution to be made to QEP and possibly other items in this amount. Please revise to show the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered separately from other transactions and adjustments included in the dilution calculation. Please refer to Item 506 of Regulation S-K.

Response: We have revised the Valuation Pages accordingly. As reflected in the revised Valuation Pages, we have revised the dilution table to include the increase in net tangible book value per unit attributable to cash payments made by purchasers as well as the decrease in net tangible book value per unit attributable to distribution to QEP. Please see Exhibit B.

QEP Midstream Partners, LP Predecessor Financial Statements

Unaudited Combined Statements of Income, page F-10

4. We note your calculation of pro forma earnings per common unit and your narrative explanation in Note 2. With reference to SAB Topic 1:B.3, please tell us why you have assumed that all common units sold to the public in this offering are outstanding for purposes of this calculation. We remind you that you only should give effect to the number of common units whose proceeds would be necessary to pay the excess of the dividend above the current year’s earnings, which appears to be less than 20 million common units. To assist us in better understanding your calculation, please provide the details of your calculation in your response. Please also apply this comment to your calculation of pro forma earnings per common unit on the face of your annual statements of income.

Response: We have revised the Valuation Pages accordingly. Please see Exhibit C. We have also included in Exhibit C support showing how we calculated the numbers included in our response.

General

In addition to the foregoing responses to the comments contained in the Staff’s comment letter, we supplementally advise the Staff that additional disclosure regarding underwriting arrangements will be added to the Registration Statement in a subsequent amendment in response to comments received from FINRA. Marked pages reflecting this additional disclosure are attached to this letter as Exhibit D for reference.

QEP Midstream Partners, LP

July 31, 2013

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very Truly Yours, QEP MIDSTREAM PARTNERS, LP

By:	QEP Midstream Partners GP, LLC, its general partner

By:	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer

Cc:	Jacqueline Kaufman, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Sean T. Wheeler, Latham & Watkins LLP
Jeffery K. Malonson, Vinson & Elkins LLP
Douglas E. McWilliams, Vinson & Elkins LLP